March 31, 2006

Ms. Amy C. Bruckner
Mail Stop 6010
United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20548

Re:	GeneThera, Inc. Item 4.01 Form 8-K Filed March 30, 2006 File No. 000-27237

Dear Ms. Bruckner,

Thank you for the comment letter sent on March 30, 2006. Following is Genethera’s response to your comment

Item 4.01 Form 8-K

1.
Please state explicitly whether during your two most recent fiscal years and subsequent interim period through the date of termination there were any disagreements with your former accountant as described in Item 304(a)(1)(iv) of Regulation S-B. You should specify the “interim period” as the “interim period through March 4, 2006.”

The following language is intended to be filed in an Amended 8-K:

“During the last two fiscal years and the subsequent interim period through March 4, 2006 there were no disagreements (either material or immaterial) with the Company on any matter of accounting principles or practices, financial statement disclosures, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Kantor, Geisler & Oppenheimer, would have caused it to make a reference to the subject matter of the disagreements in connection with its reports.

During the last two fiscal years and the subsequent interim period through March 4, 2006 none of the “reportable events” described in Item 304(a)(1)(ii) of Regulation S-K occurred with respect to GeneThera, Inc.

During the last two fiscal years and the subsequent interim period through March 4, 2006 there were no disagreements with KGO as described in Item 304(a)(1)(iv) of Regulation S-B.”

The company also acknowledges that:
•	The company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise as to whether this language addresses your comment satisfactorily.

Sincerely, Steven M. Grubner Chief Financial Officer